Mail Stop 4561

September 3, 2009

Mr. Issachar Gerlitz
President and Chief Executive Officer
Ness Technologies, Inc.
Ness Tower
Atidim High-Tech Industrial Park
Building 4
Tel Aviv 61580, Israel

> **Re:** **Ness Technologies, Inc.**
> **Form 10-K For the Year Ended December 31, 2008**
> **Form 10-Q For the Quarter Ended March, 31, 2009**
> **Forms 8-K Filed on February 4, 2009, May 5, 2009 and July 29, 2009**
> **File No. 000-50954**

Dear Mr. Gerlitz:

We have reviewed your response letter dated August 19, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 28, 2009.

Form 10-K For the Fiscal Year Ended December 31, 2008

Consolidated Statements of Income, page F-5

1. We note from your response to prior comment 5 that you regard your former Israeli SAP sales and distribution operations as "only one constituent of [your] Software Distribution operating segment." Please clarify, by providing a sufficiently detailed analysis, whether these operations represent a component, as defined in paragraph 41 of SFAS 144.

2.   Refer to your response to prior comment 5, and your disclosures within your Form 10-Q filings during 2009. Please explain in greater detail, including your consideration of EITF 03-13, how you determined that the requirements of paragraph 42(a) were not satisfied. In this regard, your response does not appear to address how you determined that the results of operations and cash flows of this operation were not eliminated by the sale of this operation. Your response should also address your 2009 Form 10-Q disclosures, which attribute changes in various results of operations line items to the sale of your Israeli SAP sales and distributions operations.

3.   Refer to your response to prior comment 5 wherein you describe the company's continuing relationship with SAP in Israel, outside of the role of reseller, and the licensing and integration services provided to the Government of Israel and in Europe. Please explain in greater detail, including your consideration of EITF 03-13, how you determined that the requirements of paragraph 42(b) were not satisfied. In this regard, the operations you describe appear to be dissimilar from the operations sold and are carried out by separate segments of the company's business. That is, explain why you believe that those operations represent continuing involvement in the sales and distribution of SAP in Israel by the NessPRO business unit.

Part III Information (incorporated by reference from Definitive Proxy Statement filed on April 21, 2009)

Compensation Discussion and Analysis, page 24

4.   Refer to your responses to prior comments 9 and 12 wherein you indicate that the increases in your named executive officers base salaries in 2008, and the size of the equity grants they received, were based in part on individual job performance. Please explain in greater detail how your compensation committee assessed each executive's individual performance. For example, please tell us if the compensation committee used quantitative measures or relied on a qualitative assessment of performance.

5.   Refer to your response to prior comment 11 wherein you indicate that in 2008 you received the results of a compensation analysis from Frederic W. Cook & Co. that relied, in part, on a survey of compensation practices at 14 companies in the IT services industry. In your response letter, please identify the 14 companies that were included in the survey.

Forms 8-K Filed on February 4, 2009, May 5, 2009 and July 29, 2009

6.   Refer to your response to prior comment 15 wherein you state your inability to accurately forecast the various amounts excluded from your projected GAAP

Mr. Issachar Gerlitz
Ness Technologies, Inc.
September 3, 2009
Page 3

earnings per share to compute your expected non-GAAP earnings per share range. Please note that Regulation G requires, at a minimum, the presentation of the most directly comparable GAAP measure. In future filings, if you are unable to provide a quantitative reconciliation of your forward-looking guidance because the information necessary is not available without unreasonable efforts, you should identify the information that is unavailable and disclose the probable significance of the unavailable information. Please advise.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief